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Exhibit 1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Aber Appoints New Director, Announces Date of
Year-End Earnings Release, and Confirms details
of Share Repurchase Plan

FEBRUARY 10, 2005 — Toronto, Canada — ABER DIAMOND CORPORATION (TSX-ABZ, NASDAQ-ABER) announced today the appointment of John M. Willson to the Company's Board of Directors.

Mr. Willson began his mining career as a mining engineer working in West Africa, Montana, British Columbia and Greenland. In 1985 Mr. Willson was appointed CEO of Western Canada Steel Ltd., a subsidiary of Cominco. He then served as CEO of Pegasus Gold Inc. for four years before becoming the President and CEO of Placer Dome Inc. During his tenure at Placer Dome, he served as chairman on the board of the World Gold Council from 1999-2001. Mr. Willson retired in 2000, and currently serves on various Canadian corporate and charitable boards.

Mr. Willson has a Masters of Science in Mining Engineering from the Royal School of Mines, London University.

Aber will release its Fourth Quarter and Year-End results on March 9, 2005 prior to the market open, and host a webcast on March 9, 2005 at 8:30 a.m. (EST) to review these results and its outlook. Interested parties may listen to the broadcast on the Internet at www.aber.ca.

The Company also wishes to announce that The Toronto Stock Exchange has accepted its notice of intention to proceed with a normal course issuer bid to allow the Company to buy back a percentage of its shares on the open market.

The Company filed the normal course issuer bid as a means to return value to its shareholders.

The notice filed with the Exchange provides that the Company may purchase, through the facilities of the Exchange over a one year period, up to a total of 5% of its outstanding shares, representing 2,850,000 shares. As of January 21, 2005 there were 57,918,279 shares outstanding.

The purchases may commence on February 14, 2005 and will terminate on the earlier of the date on which the Company may complete its purchases pursuant to the notice, the Company terminates the program, or February 13, 2006. Purchases will be made by the Company in accordance with the rules and policies of the Exchange and the prices that the Company will pay for the shares will be the market price of such shares at the time of acquisition thereof. Any shares so purchased will be cancelled.

About Aber

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc., the premier retailer of diamond jewelry.

For further information, please contact:

Robert A. Gannicott, Chairman and Chief Executive Officer — (416) 362-2237
Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)

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Exhibit 1